Rosalind Bakery
Profit and Loss
January - May, 2023

	Total
Income	
4020 Discounts given	-4,717.35
4040 Retail Sales	418,370.83
4050 Sales of Product Income	303.00
4060 Services	-3,280.37
4070 Unapplied Cash Payment Income	11,324.30
4080 Uncategorized Income	862.75
4090 Wholesale Sales	114,621.66
Total Income	**$ 537,484.82**
Cost of Goods Sold	
5000 Variable Cost of Goods Sold	
5040 Supplies & Materials - COGS	44,138.92
5041 Raw Baking Materials - COGS	47,068.38
5042 Dairy - COGS	27,907.64
5043 Produce - COGS	19,248.90
5044 Meat - COGS	4,479.43
5045 Coffee - COGS	90.78
Total 5040 Supplies & Materials - COGS	**$ 142,934.05**
Total 5000 Variable Cost of Goods Sold	**$ 142,934.05**
6340 QuickBooks Payments Fees	2,649.83
6350 Square Fees	7,927.79
Total Cost of Goods Sold	**$ 153,511.67**
Gross Profit	**$ 383,973.15**
Expenses	
6000 Operating Payroll Expense	1,225.63
5110 Direct Labor - Wages	255,686.50
5120 Direct Labor- Payroll Taxes	49,702.31
6020 Operating Labor- Payroll Taxes	3,039.25
Total 6000 Operating Payroll Expense	**$ 309,653.69**
6070 Facilities	1,675.00
6080 Rent & Lease	36,072.25
6085 Utilities	26,997.89
6090 Repairs & Maintenance	4,109.64
Total 6070 Facilities	**$ 68,854.78**
6100 Auto Expenses	527.00
6120 Gas/Fuel	2,334.29
6130 Other Auto Expenses	7,347.05
6140 Parking & Tolls	251.00
Total 6100 Auto Expenses	**$ 10,459.34**
6200 Dues & Subscriptions	276.00
6210 Bank Charges	785.22
6220 Interest Expense	4,147.12
6230 Other Recurring Dues & Subscriptions	618.43

6250 Software Fees		-32,958.85
Total 6200 Dues & Subscriptions	**-$**	**27,132.08**
6400 Insurance		15,981.40
6410 Health Insurance		6,696.93
6500 Advertising & Marketing		18,022.23
6600 Office/G&A Expenses		5,306.42
6610 Gifts/Charitable Contributions		115.00
6620 Office Supplies		1,559.60
6630 Other Business Expenses		1,235.10
6640 Postage		170.33
6650 Staff Meals		149.18
Total 6600 Office/G&A Expenses	**$**	**8,535.63**
6700 Professional Services		840.00
6730 Other Outside or Contract Services		1,647.10
Total 6700 Professional Services	**$**	**2,487.10**
6900 Shop Supplies		7,373.18
7000 Taxes Paid		1,970.72
7020 Licenses, Permits & Fees		39.00
Total 7000 Taxes Paid	**$**	**2,009.72**
7100 Travel & Entertainment		1,600.00
7110 Entertainment Meals (50%)		2,261.53
7130 Travel/Offsite Meals (100%)		220.26
Total 7100 Travel & Entertainment	**$**	**4,081.79**
9000 Uncategorized Expense		81.58
Total Expenses	**$**	**427,105.29**
Net Operating Income	**-$**	**43,132.14**
Net Income	**-$**	**43,132.14**

Monday, Jul 24, 2023 02:46:01 PM GMT-7 - Accrual Basis

DS
Mk

Rosalind Bakery
Balance Sheet
As of May 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Checking (3936)	380.16
1001 US Bank Savings	1,192.39
Total Bank Accounts	$ 1,572.55
Accounts Receivable	
1200 Accounts Receivable	12,531.30
Total Accounts Receivable	$ 12,531.30
Other Current Assets	
1300 Inventory Asset	2,289.05
1400 Uncategorized Asset	210.60
1410 Undeposited Funds	3,254.75
1411 Undeposited Funds Contra	0.00
Credit Card Receivables	796.65
Total Other Current Assets	$ 6,551.05
Total Current Assets	$ 20,654.90
Fixed Assets	
1500 Fixed Assets	
1510 Furniture & Fixtures	14,889.68
1520 Leasehold Improvements	176,888.93
1530 Machinery & Equipment	492,149.69
1540 Other Tools Equipment	7,158.34
1600 x-Accumulated Depreciation	-723,577.67
Total 1500 Fixed Assets	-$ 32,491.03
1650 Toyota Tacoma	39,907.00
1655 Ford Transit	71,441.17
Total Fixed Assets	$ 78,857.14
Other Assets	
1700 Security Deposit	10,000.00
Total Other Assets	$ 10,000.00
TOTAL ASSETS	$ 109,512.04
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	$ 0.00
Credit Cards	
2100 Central Bill Account x8010	150.00
2400 Primary Card x1884/4629	14,746.85
2410 AMEX Business Gold Card-11004	0.00
2411 Shell Gas Card	46.40

2420 AMEX SimplyCash Plus Card-21006		0.00
2430 Capital One Card		15,777.23
2450 Citi Credit Card		4,239.34
2460 Chase Ink Card		27,191.49
2470 Discover Card		0.00
2480 JetBlue Card		0.00
2490 PenFed Card		0.00
2495 Wells Fargo Cash Wise		0.00
Total Credit Cards	**$**	**62,151.31**
Other Current Liabilities		
2500 Business Reserve Line of Credit (3936)		6,962.87
2510 Garnishments Payable		3,023.98
2550 Employee Tip Payable		4,599.58
2600 Gift Cards		25,663.96
2700 Line of Credit X1641		378,181.77
2800 Sales Tax Payable		25,084.33
2810 Loan Payable - US Bank Business Loan 0208		0.00
2811 US Bank ST Loan 9464		22,000.00
2812 Ondeck ST Loan 6285		88,682.66
2900 Small Business Loan x2400		0.00
2920 Tacoma Loan		8,053.87
2925 Loan Payable - Van		10,833.22
2927 Loan Payable Ford Transit		23,336.81
2935 Loan Payable - eLease		0.00
2945 Loan Payable - Pawnee Leasing Corp.		0.00
2950 Loan Payable - Time Payment Corp		0.00
2960 US Bank Equipment Loan		0.00
Total Other Current Liabilities	**$**	**596,423.05**
Total Current Liabilities	**$**	**658,574.36**
Long-Term Liabilities		
2965 SBA Loan covid EIDL		500,000.00
Total Long-Term Liabilities	**$**	**500,000.00**
Total Liabilities	**$**	**1,158,574.36**
Equity		
3000 Opening Balance Equity		-44,318.41
3100 Owner Distribution		-13,492.50
3200 Owner Investment		267,125.92
3300 Retained Earnings		-1,215,245.19
Net Income		-43,132.14
Total Equity	**-$**	**1,049,062.32**
TOTAL LIABILITIES AND EQUITY	**$**	**109,512.04**

Monday, Jul 24, 2023 02:45:19 PM GMT-7 - Accrual Basis

Rosalind Bakery
Statement of Cash Flows
January - May, 2023

		Total
OPERATING ACTIVITIES		
Net Income		-43,132.14
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1200 Accounts Receivable		-561.00
2400 Primary Card x1884/4629		-7,288.58
2411 Shell Gas Card		184.41
2430 Capital One Card		15,474.03
2450 Citi Credit Card		2,030.40
2460 Chase Ink Card		10,455.95
2500 Business Reserve Line of Credit (3936)		-277.41
2550 Employee Tip Payable		1,166.17
2600 Gift Cards		861.13
2700 Line of Credit X1641		-16,145.24
2800 Sales Tax Payable		-5,365.65
2811 US Bank ST Loan 9464		22,000.00
2812 Ondeck ST Loan 6285		88,682.66
2920 Tacoma Loan		-2,746.11
2925 Loan Payable - Van		-3,743.31
2927 Loan Payable Ford Transit		-3,246.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**101,481.31**
Net cash provided by operating activities	**$**	**58,349.17**
INVESTING ACTIVITIES		
1520 Fixed Assets:Leasehold Improvements		-1,400.00
1530 Fixed Assets:Machinery & Equipment		-400.55
1540 Fixed Assets:Other Tools Equipment		-1,110.55
Net cash provided by investing activities	**-$**	**2,911.10**
FINANCING ACTIVITIES		
3000 Opening Balance Equity		-48,791.41
3100 Owner Distribution		-1,340.00
3200 Owner Investment		9,522.80
Net cash provided by financing activities	**-$**	**40,608.61**
Net cash increase for period	**$**	**14,829.46**
Cash at beginning of period		-10,002.16
Cash at end of period	**$**	**4,827.30**

Monday, Jul 24, 2023 02:46:40 PM GMT-7

DS
Mk